Exhibit 12.1

Lennar Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended
	May 31,	Years ended November 30,
	2017	2016	2015	2014	2013	2012
Earnings:
Pre-tax earnings	$359,243	$1,330,469	1,209,616	969,784	681,941	222,114
Adjustments to pretax earnings:
Fixed Charges	190,367	360,423	364,844	335,358	298,101	255,304
Interest capitalized	(146,416)	(276,768)	(276,062)	(236,897)	(167,590)	(127,668)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	38,426	46,760	(44,431)	(51,125)	(41,856)	4,597
Previously capitalized interest amortized	121,780	240,435	207,693	164,987	120,343	87,032

“Earnings”	$563,400	$1,701,319	1,461,660	1,182,107	890,939	441,379

Fixed Charges:
Interest incurred	$178,325	$339,366	346,224	319,067	284,144	242,389
Interest component of rent expense (1)	12,042	21,057	18,620	16,291	13,957	12,915

“Fixed Charges”	$190,367	$360,423	364,844	335,358	298,101	255,304

Ratio of Earnings to Fixed Charges	3.0	4.7	4.0	3.5	3.0	1.7
Excess (deficiency) of earnings to fixed charges	$373,033	$1,340,896	1,096,816	846,749	592,838	186,075

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.